Exhibit 99.6

19 May 2005

CADBURY SCHWEPPES ISSUES 2004 RESULTS IN ACCORDANCE WITH IFRS

Cadbury Schweppes plc has adopted International Financial Reporting Standards (“IFRS”) with effect from 3 January 2005. IFRS is the required reporting basis for all EU listed companies from 2005. In line with best practice, Cadbury Schweppes has today issued 2004 results for the half and full year prepared under IFRS. These results were announced previously under UK GAAP.

•	The change in reporting principally impacts the following areas: goodwill amortisation; share awards; pensions; deferred tax; and financial instruments.

•	Under IFRS our 2004 underlying operating profit (excluding goodwill/brand intangibles amortisation/impairment, restructuring costs and non-trading items) is 4% lower and our underlying earnings are 6% lower than under UK GAAP.

•	Under IFRS our 2004 net assets are £788 million lower than under UK GAAP. This is primarily due to full inclusion of the pension fund deficit and the provision of deferred tax in relation to brand intangibles arising from past acquisitions. The provision for deferred tax has no impact on the Group’s distributable reserves or ability to pay dividends.

•	The change to IFRS has no impact on free cash flow generation.

•	Our financial goal ranges remain the same. The 2004 results as restated under IFRS will form the base from which we will show underlying revenue and underlying operating margin growth.

•	The 2004 results as restated under IFRS will form the comparative base for Cadbury Schweppes’ interim and full year results for 2005.

FULL YEAR		Reported UK GAAP 2004	Restated IFRS 2004	Change

Revenue	£m	6,738	6,738

Underlying Profit from Operations	£m	1,115	1,070	–4%
Underlying Trading Margin	%	16.5	15.9

- Restructuring costs	£m	(171)	(166)
- Amortisation of goodwill/intangibles	£m	(139)	(7)
- Profit on disposal of non-trading items	£m	—	19 *

Profit from Operations	£m	805	916	+14%

Underlying Profit Before Tax	£m	933	886	–5%
Profit Before Tax	£m	642	732

Underlying EPS	P	32.6	30.7	–6%
Basic EPS	P	21.3	25.9	+22%

* Previously treated as non-operating exceptional item under UK GAAP

SUMMARY OF CHANGES

Income Statement

FULL YEAR 2004	Underlying Operating Profit	Underlying Earnings
	£m *	£m *

Per UK GAAP	1,115	661
Less: share award costs	(29)	(29)
Less: pension costs	(15)	(6)
Less: other	(1)	(1)
Less: tax effect	—	(2)

Per IFRS	1,070	623

* there is no impact of IAS 39 as the Group will adopt this standard with effect from 2005.

Under IFRS our 2004 underlying operating profit is 4% lower and our underlying earnings are 6% lower than under UK GAAP.

Under IFRS our reported revenue and revenue recognition are unchanged from previously reported numbers under UK GAAP.

The charge for share award costs is increased under IFRS as a charge is recognised for all share award schemes on a fair value basis. Under UK GAAP, the charge reflected certain executive share awards only; there was no charge for shares granted under share option plans or SAYE schemes.

The movement in the operating charge for pension costs under IFRS reflects the change in service charge for defined benefit pension schemes and is £15 million higher than the charge under UK GAAP. The impact of this is partially offset by a £9 million financing credit.

Balance Sheet

FULL YEAR 2004	Net assets
£m*

Per UK GAAP	3,088
Less: pension deficit	(420)
Less: deferred tax on brand intangibles	(711)
Add: goodwill amortisation	128
Add: dividend	177
Add: other	9
Add: deferred tax on above	29

Per IFRS	2,300

* there is no impact of IAS 39 as the Group will adopt this standard with effect from 2005.

The increase in the pension deficit reflects the uplift in pension liabilities arising from the recognition of the full pension deficit on the balance sheet at the end of the year. Under UK GAAP, the balance sheet liability represented the cumulative P&L charges made less cash contributions paid.

The inclusion of deferred tax on brand intangibles reflects the requirement under IFRS to provide for the difference between the tax base and the accounting book value of brand intangibles arising from past acquisitions. This principally relates to Dr Pepper/Seven Up.

The goodwill amortisation added back reflects amortisation charged against goodwill. Under IFRS, goodwill must be subject to annual impairment reviews rather than be amortised over a period of time.

The dividend creditor is removed under IFRS as dividend payments are only recognised in the period in which they are approved. In practical terms, the normal process for declaring and paying dividends remains unchanged but, in accounting terms, dividends declared after a balance sheet date are no longer recognised as a liability in the balance sheet.

SUMMARY OF HALF YEAR IMPACT

FIRST HALF		Reported UK GAAP 2004	Restated IFRS 2004	Change

Revenue	£m	2,954	2,954

Underlying Profit from Operations	£m	448	427	–5%
Underlying Trading Margin	%	15.2	14.5

– Restructuring costs	£m	(43)	(39)
– Amortisation of goodwill/intangibles	£m	(67)	(3)
– Profit on disposal of non-trading items	£m	—	4

Profit from Operations	£m	338	389	+15%

Underlying Profit Before Tax	£m	371	350	–6%
Profit Before Tax	£m	265	312

Underlying EPS	p	12.6	11.8	–6%
Basic EPS	p	8.5	10.9	+28%

SUMMARY OF IMPACT ON UNDERLYING OPERATING PROFIT BY DIVISION

	FULL YEAR			FIRST HALF
In £m	Reported UK GAAP 2004	Restated IFRS 2004	Change	Reported UK GAAP 2004	Restated IFRS 2004	Change

Revenue	6,738	6,738	—	2,954	2,954	—

Profit from Operations
Americas Beverages	506	506	—	228	228	—
Americas Confectionery	139	140	1	51	54	3
EMEA	349	332	(17)	145	137	(8)
European Beverages	117	116	(1)	46	46	—
Asia Pacific	137	135	(2)	42	41	(1)
Central costs	(133)	(159)	(26)	(64)	(79)	(15)

Underlying Profit from Operations	1,115	1,070	(45)	448	427	(21)
Underlying Trading Margin	16.5%	15.9%		15.2%	14.5%

The £45 million change in the year primarily relates to the different accounting treatment of share options and pension costs.

UPDATE SINCE DECEMBER 2004 PRESENTATION

In December 2004, Cadbury Schweppes issued a presentation illustrating the key areas of potential change under IFRS. The differences shown above are consistent with the areas of potential change highlighted in December with the exception of the recognition of the deferred tax liability of £711 million. This adjustment has been made following ongoing interpretation of IAS 12 “Income Taxes”. This adjustment has no impact on the Group’s distributable reserves or ability to pay dividends.

DETAILED IFRS RESTATEMENT AND PRESENTATION

A document setting out full details of the Group’s income statement, balance sheet and cash flow statement for the 24 weeks to 13 June, 2004 and 53 weeks to 02 January, 2005 on a restated IFRS basis can be found in the Investor Relations section of our corporate website www.cadburyschweppes.com. This document includes:
•	Summary of significant differences between UK GAAP and IFRS
•	Restated IFRS financial information
•	Reconciliation of restated financial information from UK GAAP to IFRS
•	Presentation of information prepared under UK GAAP in IFRS format

The detailed document is accompanied by a short presentation explaining the main changes arising from the move from UK GAAP to IFRS

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com

Capital Market Enquiries	020-7830-5095
Sally Jones
Mary Jackets
Media Enquiries	020-7830 5127/5011
Andraea Dawson-Shepherd
Katie MacDonald-Smith

Teleconference Call

A teleconference call for analysts and investors regarding the IFRS restatement will take place on Monday 23rd May 2005 at 15:00pm (BST), 16.00pm (central Europe); 10.00am (EST)

Dial-in numbers:	UK and Europe	+44 207 365 1833
	USA	718 354 1171
Replay	UK	+44 207 784 1024
	USA	718 354 1112
Replay Access Number:	9428597#

The conference call will be audio webcast live and archived on Cadbury Schweppes’ corporate website at www.cadburyschweppes.com.

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes to Editors:

1.	About Cadbury Schweppes

Cadbury Schweppes is a major international business which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 50,000 people and is a leading world-wide confectionery concern. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks group.

2.	Cadbury Schweppes’ Financial Goal Ranges

In pursuit of the Group's goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:

–	Revenue growth of between 3% and 5% per annum excluding the impact of acquisitions at constant currency

–	Underlying operating margin growth (before goodwill/intangibles amortisation/impairment, restructuring costs and non-trading items) of between 50 and 75 basis points per annum at constant currency

–	Free cash flow (as explained on page 51 of our Report & Accounts and Form 20-F) totalling £1.5 billion at constant currency over the four year period. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.